Hello there,

Big news! **We are so excited at Kare Mobile to invite our friends, community, and supporters to invest in our business** via our newly launched Wefunder crowdfunding campaign.

We are on a journey towards creating oral health equity within the dental care industry and **we want to invite you along for the ride.**

We are a startup built to serve communities and now we have the chance to use our community to help build our business. **We invite you to learn more about our Wefunder campaign, get the details, and invest!**

[Kare Mobile Wefunder Campaign](#)

Some of our highlights from this year include:

- 7 new mobile clinics launched in 2021
- A new $500,000 partnership with Delta Dental, Ford Motor Company, and Lightship Foundation.
- A $250,000 investment from Render Capital

Thank you for considering this opportunity and feel free to reach out to me personally with any questions.

Thank you,
Dr. Kwane Watson
CEO, Kare Mobile



Kare Mobile Inc

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Do you want to help bringing dentists to those who need them? Learn more about our Wefunder campaign here.

See here for important legal disclosures. → **https://buff.ly/3Gsme6r**



Invest in Kare Mobile: Bringing Dentists To Those Who Need Them | Wefunder

wefunder.com · 3 min read

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 **Kare Mobile Inc**
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Do you want to help bringing dentists to those who need them?
Learn more about our Wefunder campaign here.

See here for important legal disclosures. → https://buff.ly/3Gsme6r



WEFUNDER.COM

**Invest in Kare Mobile: Bringing Dentists To Those Who
Need Them | Wefunder**

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Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   